February 15, 2007

Mr. Kevin L. Vaughn

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re: Pericom Semiconductor Corporation Comment Letter dated January 16, 2007

Dear Mr. Vaughn:

We, Pericom Semiconductor Corporation (the “Company” or “Pericom”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of January 16, 2007. For the convenience of the Staff, we have set forth the Staff’s comments in bold and italicized type below.

Form 10-K for the year ended July 1, 2006

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Comparison of Fiscal 2006, 2005 and 2004

1.	We note throughout your discussion of your results of operations, you cite more than one factor in explaining the change in a financial statement line item. In future filings, please revise to separately quantify the amounts of the individual factors cited, including offsetting factors. In this regard, we refer you to our prior comment 6 in our letter dated October 6, 2004.

Company response: As requested by the Staff, in future filings we will separately quantify the amounts of individual factors cited, including offsetting factors, when explaining the change of a financial statement line item.

2.	We note your disclosure on page 35 that gross profit on sales of previously written down inventory was $1,027,831 and $491,000 in fiscal 2006 and fiscal 2005, respectively. We also note your disclosure in the Form 10-Q as of September 30, 2006 that gross profit on sales of previously written down inventory was $529,517 and $ 731,000 in the quarters ended September 30, 2006 and October 1, 2005, respectively. Please address the following:

Company response: Please note that the fiscal 2005 figure of $491,000 cited above was erroneously stated in the 2005 and 2006 10-Ks at inventory value. It should have been stated at full sales value, which was $1,196,000.

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Explain to us and revise future filings to disclose in detail the events and circumstances that arose during each of these periods that allowed you to sell inventory that you had previously written down.

Company response: Raw material inventory is considered slow moving and written down to zero if it has not moved in 270 days. By part number, the quantity of assembled devices in inventory that is in excess of the greater of the quantity shipped in the previous twelve months or the quantity in backlog is considered excess and written down to zero. Orders can still be placed for product that has been written down to zero but remains on hand. We will include the forgoing disclosure in our future filings.

•	Tell us how your inventory obsolescence analysis considers your recent history of sales of previously written down inventory.

Company response: Our inventory obsolescence analysis considers the quantity of a given part on hand, the quantity that has been shipped in the most recent twelve months and the quantity in backlog. It does not consider our recent history of sales of previously written down inventory. However, as sales of previously written down inventory accounted for less than 1% of FY2006 revenues, we believe that our current methodology has been effective.

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In future filings, revise your discussion of inventories in your critical accounting policies section to analyze in greater detail factors such as how you arrived at the estimate for obsolescence, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future. Refer to SEC Release 33-8350.

Company response: As requested by the Staff, beginning with our Form 10-K for the fiscal year 2007, we will revise our discussion of inventories in our critical accounting policies to analyze in greater detail the factors described above.

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We note your disclosure in Note 3 on page 67 which states that the reduction in your inventory on hand reserved for the year was due to products that were previously reserved being written off or scrapped. Please reconcile this disclosure with the disclosure on page 35 that gross profit on sales of previously written down inventory was $1,027,831.

Company response: $1,027,831 was the sales value of previously written down inventory that was subsequently sold in fiscal year 2006. Since it was previously reserved and subsequently sold at 100% margin, the entire sales value benefits gross profit. The disclosure in Note 3 refers to inventory write downs which are stated at inventory value.

3.	Further to the above, you state that sales of previously written down inventory for fiscal 2006 was $1.0 million. However, in Note 5 of your Form 10-Q as of April 1, 2006, you state that sales of previously written down inventory for the nine months ended April 1, 2006 was $2.2 million. Please explain to us what occurred during the fourth quarter that caused this figure to decrease.

Company response: The $2.2 million reported in the Form 10-Q as of April 1, 2006 as the sales on previously written down inventory in the nine months ended April 1, 2006 was the sum of the first three quarterly calculations for that fiscal year.

Each of these quarterly calculations was based on units written down to zero as of the beginning of the quarter, the units written down to zero as of end of the quarter and the units shipped during the 3 months in between. These calculations were based on aggregated part number and did not take into account units scrapped during each period.

For the Form 10-K for the year ended July 1, 2006, this calculation methodology was revised to take into account units written down to zero at July 2, 2005, units written down to zero as of July 1, 2006, the units shipped and the units scrapped during the 12 months in between. This calculation was still based on aggregated part number. The result of the revision to the calculation methodology was a lower calculated sales value of previously written down inventory during the twelve months of fiscal 2006 than would have been the case had the prior methodology been used.

The sum of the quarterly calculations will not equal the annual amount because some of the previously written down inventory that was sold each quarter had not been written down at the beginning of the year.

Exhibit 99.1

4.	We note that the financial statements of PTI were prepared in conformity with Hong Kong GAAP. We do not see where you have provided reconciliation to US GAAP as required by Article 3-09(d) of Regulation S-X. Please revise to include the reconciliation to US GAAP meeting the requirements of Item 17 of Form 20-F or tell us why you do not believe the reconciliation is required.

Company response: In response to this comment, we note that paragraph (c)(2)(vi) of Item 17 of Form 20-F provides that, with respect to financial statements for less-than-majority-owned investments, such as Pericom Technology, Inc. (or “PTI”), the reconciliation disclosures specified by paragraph (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of that item may be omitted if the first and third conditions specified in the specified subsidiary definition do not exceed 30 percent. Our analysis of these conditions is as follows:

Condition 1 (Rule 1-02(w)(1) of Regulation S-X). Pericom’s investments in and advances to PTI is approximately $10.2 million, or 4.8%, of Pericom’s total assets of $213.7 million, as set forth in the financial statements, at page 53, of its Form 10-K for the year ended July 1, 2006 (the “2006 10-K”).

Condition 3 (Rule 1-02(w)(3)). Pericom’s equity in net income of PTI was $1.82 million, or 30.6%, of Pericom’s pre-tax income of $5.936 million. See p. 54 of our 2006 10-K. (Pericom’s equity in net income of PTI is based on the $1.796 million amount for its “Equity in net income of unconsolidated affiliates” set forth on p. 54 and then adjusting this for losses included in such amount that were incurred by unconsolidated affiliates other than PTI). If Pericom’s equity in pre-tax income of PTI is compared with the aggregate of such equity in net income amount of $1.82 million and Pericom’s pre-tax income of $5.936 million, then the resulting percentage is 23.5%.

Although the second condition of the significant subsidiary test (Rule 1-02(w)(2)) is not required in order to omit the reconciliations, Pericom supplementally advises the Staff of its analysis of this condition. PTI’s total assets of $13.8 million, as set forth on forth on p. 4 of exhibit 99.1 to the 2006 10-K, is 6.5% of Pericom’s total assets of $213.7 million.

Pericom notes that its equity in net income of PTI for the 2006 fiscal year required it to file the PTI financial statements, which are the subject of this comment. Such equity in net income was unusually high. For example, such equity in net income for the 2005, 2004, 2003 and 2002 fiscal years was $46,000, $511,000, a loss of $739,000 and a loss of $ 1.4 million, respectively. One reason for the high amount of the 2006 equity in net income is that, for this period, it was calculated at a 74.4% rate, even though Pericom’s overall ownership percentage interest in PTI is 44.7%. The 74.4% rate was used as required by Emerging Issue Task Force Issue No. 02-14, which Pericom adopted in 2004. This rate reflects Pericom’s percentage investment in PTI’s Series C Preferred Stock financing round and this rate remained in effect until all losses under that round had been recouped. Such losses have been recouped, and currently Pericom reports its equity in net income of PTI at a 25% rate, which reflects its percentage investment in PTI’s Series A Preferred Stock financing round. After that Series A financing round has been recouped, Pericom’s equity in net income will be based on its overall ownership percentage in PTI of 44.7%. We note that if such overall ownership percentage rate of 44.7% had been used to calculate Pericom’s equity in net income of PTI for the 2006 fiscal year, such equity in net income would have been $1.162 million, which would result in condition three of the significant subsidiary test being at 19.6% — $1.162 million is 19.6% of Pericom’s pre-tax income of $5.936 million.

Pericom believes that reconciliations should not be required for the PTI financial statements because under Item 17 such reconciliations can be omitted if the significant subsidiary conditions do not exceed 30% and condition one is at 4.8% and condition three is at the 30% level. As discussed above, condition three, which is based on

Pericom’s reported equity in net income of PTI, was unusually high because of the accounting treatment that required Pericom to report such equity at a 74.4% rate. Had its ownership percentage of 44.7% in PTI been used to calculate such equity, which will be the rate used in the future, then condition three would have been well under 30%. From a substantive viewpoint, PTI should not be considered to be a significant subsidiary at the 30% level and so the reconciliations should not be required.

Furthermore, Paul Chan Partners (“PCP”), the Hong Kong accounting firm that audited the PTI financial statements, has advised us that were US GAAP standards to be applied to such financial statement, there would be no material adjustments from what is now set forth in such PTI financial statements.

5.	Further to the above, we note that the financial statements Pericom Technology, Inc. were audited in accordance with Hong Kong standards on Auditing issued by the Hong Kong institute of Certified Public Accountants. Please revise to include financial statements and an audit report that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file must be audited in accordance with US generally accepted auditing standards (US GAAS), or in compliance with the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

Company response: PCP, the Independent Registered Hong Kong accounting firm that audited the PTI financial statement has advised us that there is no significant difference between Hong Kong auditing standards and international auditing standard and that compliance with the Hong Kong auditing standards ensures compliance with the international auditing standards. We understand that the international auditing standards are not materially different from US generally accepted auditing standards. Accordingly, the Hong Kong generally accepted auditing standards should be materially consistent with US generally accepted auditing standards.

PCP is currently registered with the Public Company Accounting Oversight Board (United States) and understands the US standards. We believe that an audit based on US generally accepted auditing standards would not lead to any material adjustments from what is now set forth in the existing PTI financial statements.

If despite the forgoing response, the Staff believes that the subject audit must be based on US GAAS, we would like to discuss this matter with the Staff.

Form 10-Q for the quarter ended September 30, 2006

Note 3 –Business Combination, page 7

6.	We note that you have included an allocation of $566,000 to goodwill in your

eCERA Comtek Corporation purchase price. Based on your disclosures in your July 1, 2006 Form 10-K, it appears that this amount was reversed in the 4th quarter of fiscal year 2006. Please tell us why this amount is still reflected in your purchases price allocation. Revise future filings as necessary.

Company response: The $566,000 allocation to goodwill was included in such Note 3 in the 10-Q for the quarter ended September 30, 2006 in error. We will revise future filings to eliminate this. The other numbers set forth in such Note 3 are correct.

Equity in Net income (Loss) of Investees, page 22

7.	We see that you were recognizing 74.4% of Pericom Technology Inc.’s income until you had recouped all losses incurred under PTI’s Series C financing, and 25% thereafter. Please tell us how you have analyzed the provisions of FIN 46R as it relates to your interest in this entity.

Company response: Based on our analysis , as set forth below, of paragraph 5 of FIN 46R, we believe that PTI is not a variable interest entity and should not be consolidated.

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Pericom holds voting preferred and voting common stock of PTI, and it is not the case that substantially all of PTI’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

•	Each round of PTI preferred stock does have liquidation preference over previous preferred rounds and common stock.

•	Beyond the stated liquidation preferences, Pericom’s investment in PTI is not protected from the expected losses of PTI.

•	Pericom’s investment in PTI is not capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

•	PTI is able to finance its activities without any additional subordinated financial support. PTI was profitable for the year ended June 30, 2006 and had working capital of $12.5 million.

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Pericom does not have any reason to believe that PTI’s other shareholders’ investments are protected from losses or that substantially all of PTI’s activities are conducted on behalf of the other shareholders.

8.	Further to the above, please revise your footnotes in the future filings to disclose all material terms of your investment in PTI, including allocation of gains and losses and the aggregate amount of losses to be recouped form prior financings.

Company response: As requested by the Staff, we will revise our future filings to reflect these disclosures.

Item 4.	Controls and Procedures, page 27

9.	We note your statement that “ … any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance to the tested objectives.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F. 4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33- 8238.

Company response: As requested by the Staff, we will remove, in our future filings, the reference to the level of assurance of our disclosure controls and procedures.

Form 8-K amended November 23, 2005

10.	We note that the financial statements of eCERA Comtek Corporation were prepared in conformity with accounting principles generally accepted in the Republic of China on Taiwan. However, we do not see where you have provided reconciliation to US GAAP as required by Article 3-05 ( c ) of Regulation S-X please revise to include the reconciliation to US GAAP meeting the requirements of Item 17 of Form 20 –F or tell us why you do not believe the reconciliation is required.

Company response: In response to this comment, we note that paragraph (c)(2)(v) of Item 17 of Form 20-F provides that, with respect to financial statements for acquired businesses, such as eCERA Comtek Corporation (“eCERA”), the reconciliation disclosures specified by paragraph (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of that item may be omitted if the conditions specified in the significant subsidiary definition do not exceed 30 percent.

Under Rule 3-05(b)(3) of Regulation S-X, significant subsidiary determinations regarding acquired businesses are made by comparing the most recent annual financial statement of the acquired business with the company’s most recent annual consolidated financial statements filed at or prior to the date of acquisition. Since eCERA was acquired on September 7, 2005, which was just prior to the release of Pericom’s Form 10-K for the year ended July 2, 2005, the relevant comparison is between Pericom’s financial statements for the year ended June 26, 2004, which are set forth in Pericom’s Form 10-K/A, filed October 1, 2004 (the “2004 10-K”) with eCERA’s financial statements for the year end December 31, 2004. Based on these financial statements, our analysis of the three conditions in the significant subsidiary test is as follows:

Rule 1-02(w)(1) of Regulation S-X. Pericom’s investment of $29.4 million in eCERA, consisting of $14.9 in cash and $14.5 of assumed debt, was 14.9% of its total assets of $197.4 million as reported on p. 40 of its 2004 10-K. (For the investment amount, see footnote 7 to the financial statements, on p. 69, in Pericom’s Form 10-K for the year end July 1, 2006.)

Rule 1-02(w)(2). eCERA’s total assets as set forth on p. 5 of the eCERA financial statements, filed with Pericom’s Form 8-K/A, dated November 23, 2005 (the “2005 8-K”), was $35.5 million (based on an 12/31/04 exchange rate of 31.98 New Taiwan Dollars to one U.S. Dollar), or 18.0%, of Pericom’s total assets of $197.4 million.

Rule 1-02(w)(3). eCERA’s pre-tax income was $1.32 million (as reported on p. 7 of 2005 Form 8-K, using the 31.98 New Taiwan Dollars to one U.S. Dollar exchange rate), or 22%, of Pericom’s average annual pre-tax income of $6.12 million for the five years ended June 26, 2004. Use of such five year annual amount for Pericom’s pre-tax income is appropriate pursuant to computational note two of Rule 1-02(w) of Regulation S-X. This five year average was calculated by excluding the loss years of 2004, 2003 and 2002 and dividing the aggregate of the amounts for 2001 ($17.4 million) and 2000 ($13.2 million) by five.

Since none of these significant subsidiary conditions exceed 30%, then under paragraph (c)(2)(v) of Item 17, reconciliations are not required.

Pericom supplementally advises the Staff that eCERA’s financial returns are consolidated with those of Pericom and, thus, the audited financial statements in Pericom’s Form 10-K for the year ended July 1, 2006, includes the financial results of eCERA on a US GAAP basis since Pericom’s acquisition of it. See also footnote seven, on p. 69, to the financial statements in Pericom’s Form 10-K for the year ended July 1, 2006.

11.	We note that the financial statements eCERA Comtek Corporation were audited in accordance with generally accepted auditing standards. Please have your auditor revise its report to clarify if the audit was conducted in accordance with auditing standards generally accepted in the United States of America. If not, revise to include financial statements and an audit report that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file must be audited in accordance with auditing standards generally accepted in the United States of American., or in compliance with standards of the Public Company Accounting Oversight Board (United States), as appropriate.

Company response: Pericom acquired eCERA in September 2005 and the eCERA financial statements at issue were for periods (the years ended December 31, 2004 and 2003) prior to such acquisition. Since the eCERA acquisition, Pericom’s audited financial statements include the financial results of eCERA on a consolidated GAAP basis, applying US generally accepted auditing standards.

If despite the forgoing response, the Staff believes that the subject audit must be based on US GAAS, we would like to discuss this matter with the Staff.

12.	Additionally we note your “ Notice to Readers” in which you indicate that the Chinese-language auditors’ report and financial statements shall prevail if any difference arise between the interpretation of the Chinese and English versions of these financial statements. Please revise your financial statements to remove this limitation or tell us why you believe this limitation is appropriate.

Company response: Pericom advises the Staff that these financial statements of eCERA were originally prepared in Chinese, and then, as required by Rule 12b-12(d) of the Exchange Act, an English translation of the financial statements was included in the 8-K filing. As the original financial statements were prepared in Chinese, we believe that it is appropriate to have a notice to the effect that if any difference arises between the Chinese and English versions of these financial statements, the Chinese-language version shall prevail. We note that many SEC filings of translations of foreign financial statements contain a similar notice. See, for example, the Form 6-Ks of United Microelectronics Corporation, filed May 17, 2006 (Chinese language version of financial statements shall prevail), of Telefonica SA, filed May 15, 2006 (Spanish language version shall prevail) and of Fiat, filed May 5, 2006 (Italian language version shall prevail). Please note that the Pericom 8-K/A, which is the subject of this comment, was filed in 2005.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Angela Chen
Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
(408) 435-0800 X426

Cc: Eric Atallah, SEC